EXHIBIT 99.2

22 June 2026	ASX:NVX

NOT FOR RELEASE TO US WIRE SERVICES OR DISTRIBUTION IN THE UNITED STATES

NOVONIX Limited – Share Purchase Plan

Dear Shareholder,

Background

On behalf of the Board of NOVONIX Limited (ACN 157 690 830) (Company or NOVONIX), I am pleased to offer you the opportunity to apply for fully paid ordinary shares in the Company (Shares) under a share purchase plan (SPP) to raise an intended sum of A$3.0 million (SPP Offer).

The Company is offering eligible shareholders the opportunity to apply under the SPP for, and purchase, up to A$30,000 worth of Shares (SPP Shares) without incurring brokerage, commission or transaction costs. The issue price of the SPP Shares is A$0.16 per Share (Issue Price) which is the issue price of Shares under the Placement (defined below). This Issue Price represents:

•
a 33.3% discount to the closing price of A$0.240 per share on 15 June 2026; and
•
a 31.2% discount to the volume weighted average price of NOVONIX's shares over the five consecutive trading days on ASX up to and including 15 June 2026.

NOVONIX has applied for waivers from ASX Listing Rules 7.1 and 10.11 to enable the SPP to be conducted at the issue price for the Institutional Placement (defined below) and for the SPP Shares to be issued as an exception to NOVONIX's placement capacity under ASX Listing Rule 7.1 and as an exception to ASX Listing Rule 10.11 (Waivers). If the ASX does not grant NOVONIX the Waivers, the SPP will be conditional on shareholder approval to be sought at an extraordinary general meeting to be convened if so required. The outcome of the Waivers will impact the anticipated dates set out in this letter.

Placement details

On 18 June 2026, the Company announced to ASX that it had received firm commitments from institutional and sophisticated investors for a placement to raise approximately A$20.7 million via the issue of new Shares utilising the Company's existing 15% placement capacity under ASX Listing Rule 7.1 (Institutional Placement).Proceeds from the Institutional Placement and SPP Offer will be used to fund capital expenditure required to support production capacity and meet forecast customer demand.

For further information on the Institutional Placement (including the use of funds), please refer to the ASX announcement released by NOVONIX on Thursday, 18 June 2026.

Participation by Eligible Shareholders

Participation in the SPP Offer is optional and is open to shareholders who were registered as holders of Shares at 7:00pm (Sydney time) on 16 June 2026 (Record Date) and whose registered address is in Australia or New Zealand and who are not in the United States or acting for the account or benefit of a person in the United States (Eligible Shareholders).

The offer of SPP Shares under the SPP Offer opens on 22 June 2026 and is expected to close at 5:00pm (Sydney time) on 14 August 2026 (Offer Period). These dates are indicative only and the Company reserves the right to vary any of these dates and times (other than the Record Date) at its discretion

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com

EXHIBIT 99.2

(even if the SPP Offer has opened, or applications or payments have been received) by lodging a revised timetable with ASX.

If you reside outside Australia or New Zealand or are in the United States, or are acting on behalf of a person in the United States, you are not an Eligible Shareholder and are not entitled to participate in the SPP Offer, nor are you entitled to participate in the SPP Offer on behalf of those persons. Applications under the SPP Offer can only be made by Eligible Shareholders and an Eligible Shareholder's right to participate in the SPP is not transferable.

Certain Eligible Shareholders who are custodians holding Shares on behalf of certain beneficiaries are also invited to participate in the SPP Offer on the terms and conditions set out in the SPP Booklet.

How to obtain a copy of SPP Booklet and personalised Application Form

Eligible Shareholders may participate in the SPP offer by following the instructions on the application form enclosed to the SPP Booklet (Application Form).
You can access the SPP Booklet and your personalised Application Form at https://events.miraqle.com/nvx-spp.
If you are unable to access the investor portal, you can request a copy of the SPP Booklet and your personalised Application Form to be posted or emailed to you by contacting the Registry on 1300 188 463 (within Australia) or +61 1300 188 463 (international) 8.30am and 5.00pm (Sydney time).

Further details as to the application process are included in the SPP booklet. As noted below, the Board urges you to read the SPP booklet carefully and in its entirety for the full terms governing the SPP.

Key Dates

Event	Date (and time if relevant)
Record Date	7.00pm on 16 June 2026
Opening Date and date that the SPP Booklet is made available	10.00am on 22 June 2026
Closing Date[1]	5.00pm on 14 August 2026
SPP results announcement	On or about 17 August 2026
Allotment Date	On or about 19 August 2026
Commencement of trading of Shares	On or about 20 August 2026

Note: This timetable is indicative only and subject to change. All dates and times are Sydney time. The commencement of trading and quotation of SPP Shares is subject to confirmation from ASX. Subject to the requirements of the Corporations Act, the ASX Listing Rules and other applicable rules, NOVONIX reserves the right to amend this timetable at any time at its absolute and sole discretion, including shortening or extending the period for the SPP or accepting late Applications, either generally or in particular cases, without notice.

1 This date assumes that the Waivers are granted by ASX. If the Waivers are not granted by ASX, shareholder approval may be required which will mean that the SPP Closing Date will be extended until after shareholder approval is obtained, and, in turn, the final date to announce SPP results and issue new shares under the SPP will be extended accordingly. It is anticipated that, if shareholder approval is required, an extraordinary general meeting will be held in mid-August 2026.

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com

EXHIBIT 99.2

Important Information

The SPP Offer is governed by the terms and conditions in the SPP Booklet. The Board urges you to read the SPP Booklet carefully and in its entirety, together with announcements made by the Company to ASX, before deciding whether to participate in the SPP Offer.

If you are uncertain whether Shares are a suitable investment for you, you should consult your financial or other professional adviser. The Board recommends that you obtain your own financial and taxation advice in relation to the SPP and consider price movements of Shares in the Company prior to electing to participate in the SPP.

All amounts are in Australian Dollars unless otherwise explicitly stated.

Enquiries

If you have any queries in relation to your Application Form, please contact the SPP Information Line on 1300 188 463 (within Australia) or +61 1300 188 463 (international) between 8.30am – 5.00pm (Sydney time) Monday to Friday.

Yours sincerely,

Ron Edmonds

Chairman

NOVONIX Limited

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com